September 17, 2009

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Mr. John Stickel
Mr. Matthew Spitzer

Re:	DHT Maritime, Inc.
Form 20-F
Filed: March 12, 2009
File No. 001-32640

Dear Mr. Spitzer and Mr. Stickel:

In response to the comment letter (the “Comment Letter”) dated September 9, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2008 filed by DHT Maritime, Inc. (the “Company”) on March 12, 2009, please find below the response of the Company.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

DHT Maritime, Inc.	Registered Office:
26 New Street	Trust Company Complex
St. Helier, Jersey JE23RA	Ajeltake Road
Channel Islands	Ajeltake Island
Telephone: +(44) 1534 639759	Majuro
Fax: +(44) 1534 878427	Marshall Islands
E-mail: info@dhtmaritime.com	MH96960
Web site: www.dhtmaritime.com

Risk Factors, page 6

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock, page 15

1.
We note your response to prior comment 1.  Please tell us whether you made payments to or received payments from the government of Iran in connection with the transport of oil.  If so, please tell us the amounts of such payments.

The Company did not make payments to or receive payments from the government of Iran in connection with the transport of oil.

2.
We note your response to prior comment 2.  We note also that Overseas Shipholding Group’s Form 10-K for the fiscal year ended December 31, 2008 states that from time to time they call on ports in Iran and Syria.  Please advise.  In this regard, if OSG made calls on Syrian ports that did not involve your vessels, discuss for us the materiality of such activity by your former parent, to whose subsidiaries you charter all of your vessels, and what consideration you gave to providing disclosure about OSG’s contacts with Syria.

OSG’s calls on ports in Syria during the fiscal year ended December 31, 2008 did not involve the Company’s vessels.  As the Company’s former parent and, through its wholly owned subsidiaries, the charterer of each of the Company’s vessels, OSG’s contacts with Syria and other countries designated state sponsors of terrorism have the potential to cause the Company to suffer reputational harm, even if such contacts do not involve the Company’s vessels.  However, because the Company’s vessels comprise a small portion of OSG’s overall fleet and because OSG utilizes the vessels in its fleet for various purposes (some of which do not involve the transportation of crude oil products), the Company does not consider this risk to be material.  Accordingly, the Company has not historically disclosed OSG’s contacts with Syria or other countries designated state sponsors of terrorism.

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With respect to the Form 20-F, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +47 412 92 712 if you have any questions regarding this submission.

Sincerely, /s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer DHT Maritime, Inc.